Exhibit 99.3

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

Number of shares to which this form of proxy relates(Note 1)	Ordinary Shares

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING

to be held on Monday, May 29, 2023

(or any adjournment(s) or postponement(s) thereof)

I/We(Note 2), ________________________ of ____________________________, being the registered holder(s) of ordinary shares (Note 3) in the issued share capital of OneConnect Financial Technology Co., Ltd. (the “Company”), hereby appoint the Chairman of the meeting (Note 4) or ________________________ of ____________________________ as my/our proxy to attend, act and vote for me/us and on my/our behalf as directed below at the annual general meeting (“AGM”) of the Company to be held at 13F, Block A, Platinum Towers, No.1 Tairan 7th Rd, Futian District, Shenzhen on Monday, May 29, 2023 at 2:30 p.m., (Shenzhen time) (and at any adjournment thereof).

Please tick (“V”) the appropriate boxes to indicate how you wish your vote(s) to be cast(Note 5).

	ORDINARY RESOLUTION(Note 6)	FOR (Note 5)	AGAINST (Note 5)
1.	To receive and adopt the audited consolidated financial statements and the reports of the directors of the Company (the “Directors”) and auditor for the year ended December 31, 2022.
2.	(i) To re-elect Ms. Rong Chen as an executive Director.
(ii) To re-elect Ms. Sin Yin Tan as a non-executive Director.
(iii) To re-elect Ms. Xin Fu as a non-executive Director.
(iv) To re-elect Mr. Wenwei Dou as a non-executive Director.
(v) To re-elect Mr. Min Zhu as a non-executive Director.
(vi) To re-elect Dr. Yaolin Zhang as an independent non-executive Director.
(vii) To re-elect Mr. Tianruo Pu as an independent non-executive Director.
(viii) To authorize the board (the “Board”) of Directors to fix the remuneration of the Directors.
3.	To re-appoint PricewaterhouseCoopers as auditor and to authorize the Board to fix its remuneration.
4.	To grant a general mandate to the Directors to issue, allot and deal with shares of the Company not exceeding 20% of the total number of issued shares of the Company as at the date of passing of this resolution.
5.	To grant a general mandate to the Directors to repurchase shares of the Company not exceeding 10% of the total number of issued shares of the Company as at the date of passing of this resolution.
6.	To extend the general mandate granted to the Directors to issue, allot and deal with additional shares in the capital of the Company under resolution no. 5 above by the aggregate number of the shares repurchased by the Company.

The full text of the resolutions is set out in the notice of the AGM which is included in the circular despatched to shareholders of the Company dated April 25, 2023.

Date: __________________________2023	Signature(s) (Note 7)

Notes:

1.	Please insert the number of shares to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s). If more than one proxy is appointed, the number of shares in respect of which each such proxy so appointed must be specified.
2.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
3.	Please insert the number of shares of the Company registered in your name(s).
4.	If any proxy other than the Chairman of the meeting is preferred, please strike out the words “the Chairman of the meeting” and insert the name and address of the proxy desired in the space provided. Any shareholder of the Company entitled to attend and vote at the AGM is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a shareholder of the Company.
5.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, PLEASE TICK (“V”) THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLEASE TICK (“V”) THE BOX MARKED “AGAINST”. If no direction is given, your proxy will vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the AGM other than those referred to in the notice convening the AGM.
6.	The description of the resolutions is by way of summary only. The full text appears in the notice of the AGM.
7.	This form of proxy must be signed by you or your attorney duly authorized in writing. In case of a corporation, the same must be either under its common seal or under the hand of an officer or attorney duly authorized. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
8.	Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, the vote of the senior shall be accepted to the exclusion of the votes of the other joint holders in respect of the relevant joint holding and, for this purpose, seniority shall be determined by reference to the order in which the names of the joint holders stand on the register of members in respect of the relevant joint holding.
9.	In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares), at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not less than 48 hours before the time appointed for the meeting or the adjourned meeting (as the case may be).
10.	Completion and delivery of the form of proxy will not preclude you from attending and voting at the AGM or any adjournment thereof if you so wish.

PERSONAL INFORMATION COLLECTION STATEMENT

Your supply of your and your proxy’s (or proxies’) name(s) and address(es) is on a voluntary basis for the purpose of processing your request for the appointment of a proxy (or proxies) and your voting instructions for the AGM of the Company (the “Purposes”). We may transfer your and your proxy’s (or proxies’) name(s) and address(es) to our agent, contractor, or third party service provider who provides administrative, computer and other services to us for use in connection with the Purposes and to such parties who are authorized by law to request the information or are otherwise relevant for the Purposes and need to receive the information. Your and your proxy’s (or proxies’) name(s) and address(es) will be retained for such period as may be necessary to fulfil the Purposes. Request for access to and/or correction of the relevant personal data can be made in accordance with the provisions of the Personal Data (Privacy) Ordinance and any such request should be in writing by mail to Computershare Hong Kong Investor Services Limited at the above address or by email to PrivacyOfficer@computershare.com.hk.